UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009
Commission File Number 001-04192
KHD Humboldt Wedag International Ltd.
(Translation of registrant’s name into English)
Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong,China SAR
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 — ☐

BRITISH COLUMBIA
ALBERTA
QUEBEC
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

KHD Humboldt Wedag International Ltd. ( “KHD”) Suite 702, 7th Floor Ruttonjee House 11 Duddell Street Hong Kong SAR China

Item 2.	Date of Material Change

May 1, 2009.

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

News Release, dated May 1, 2009, disseminated through PR Newswire.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

KHD announced that it has appointed Gerhard Rolf to its board of directors. Mr. Rolf replaces Dr. Kelvin K. Yao who left to pursue other interests.

Item 5.1	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached news release.

Item 5.2	Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Jouni Salo President and Chief Executive Officer 604-683-8286 (contact through Rene Randall)

Item 9.	Date of Report

May 5, 2009

Schedule “A
News Release
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
APPOINTS GERHARD ROLF TO BOARD OF DIRECTORS
HONG KONG, May 1, 2009 /PRNewswire-FirstCall/ — KHD Humboldt Wedag International Ltd. (NYSE: KHD) announced today that Gerhard Rolf has been appointed to its Board of Directors. Mr. Rolf replaces Dr. Kelvin K. Yao who had been a member of the Board since 2004. Dr. Yao is leaving the Board to dedicate more time to his other interests. The Board of Directors of KHD remains at five members.
Michael J. Smith, Chairman of the Board of Directors, said, “We are very pleased to welcome Mr. Rolf to KHD. His vast business knowledge, coupled with his many years of experience working with a variety of global public companies, make him a very valuable addition to KHD. Mr. Rolf has a unique background in business; for most of his career he has worked exclusively with international turnaround business situations. We believe his perspective will be extremely focused and very helpful to KHD during these changing times.”
Mr. Smith added, “We would also like to thank Dr. Yao for his many contributions to the Board, and we wish him and his family the very best in the future.”
Mr. Rolf was the European Vice President of Haworth Inc. Prior to that, he held several positions with Black & Decker in increasing levels of responsibility, first as Managing Director for Germany, Eastern Europe and Russia. He was relocated to London to serve as Vice President-Total Quality Europe, and was a member of the European Board of Black & Decker. Later he became European President of Security Hardware in Bruehl, Germany. Mr. Rolf also was with NYSE listed Steelcase Group, as well as holding positions as Head of Finance and Treasury and Managing Director with several European companies. Mr. Rolf began his distinguished career with PricewaterhouseCoopers.
About KHD Humboldt Wedag International Ltd.
KHD Humboldt Wedag International Ltd. owns companies that operate internationally in the industrial plant engineering and equipment supply industry, and specializes in the cement, and minerals processing industries. To obtain further information on the Company, please visit our website at http://www.khdhumboldt.com

Contact Information:	Allen & Caron Inc.	Rene Randall
	Joseph Allen (investors)	KHD Humboldt Wedag International Ltd.
	1 (212) 691-8087	1 (604) 683-8286 ex 224
	joe@allencaron.com	randall.r@khd.de
or
Brian Kennedy (media)
1 (212) 691-8087
brian@allencaron.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
/s/ Alan Hartslief
Alan Hartslief
Chief Financial Officer and Secretary
Date: May 7, 2009